MAN LONG SHORT FUND

APPROVAL OF FIDELITY BOND

VOTED:
That the Board finds that the Fidelity Bond is in the best interest of Man Long Short Fund (the “Fund”) and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Fund, a Fidelity Bond on behalf of the Fund in the amount of $300,000.

VOTED:	That the Board of Trustees finds that the premium is fair and reasonable.

VOTED:	That the officers of the Fund are hereby directed to:

(1) File with the Securities and Exchange Commission (the “SEC”) within 10 days after receipt of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees including a majority of the Trustees who are not “interested persons,” approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Fund, (iii) a statement as to the period for which the premiums for such bond have been paid;

(2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Fund, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Fund;

(4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Fund at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.